Exhibit (a)(1)
OFFER TO PURCHASE
AIMCO Properties, L.P.
is offering to purchase 2,609 limited partnership units in
Drexel Burnham Lambert Real Estate Associates II
for $104 per unit in CASH
          Upon the terms and subject to the conditions set forth herein, we will accept units validly tendered in response to our offer.
          If more than 2,609 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 2,609 units from tendering unitholders on a pro rata basis. There are 765 holders in your partnership as of November 14, 2007.
          You will not pay any partnership transfer fees if you tender units pursuant to this Offer. You will pay any other fees or costs, including any transfer taxes.
          Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

     OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 26, 2007, UNLESS WE EXTEND THE DEADLINE.
     See “Risk Factors” beginning on page 3 of this Offer to Purchase for a description of risk factors that you should consider in connection with our offer, including the following:
•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	In calculating our offer price, we assumed the value of Presidential House Apartments (your partnership’s only property) to be $16,000,000, which is approximately 9% less than the value ascribed to the property in an independent appraisal that was completed in July 2007 ($17,600,000).

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.
(Continued on next page)
     If you decide to accept our offer, you must complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Offer to Purchase. Questions and requests for assistance or for additional copies of this Offer to Purchase or the letter of transmittal may also be directed to the Information Agent at (800) 467-0821.
November 26, 2007

(Continued from prior page)
•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our offer.

•	We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were sold.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of the property owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.
     The general partner does not make any recommendation regarding whether you should accept this offer. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.
THE INFORMATION AGENT FOR THE OFFER IS:
THE ALTMAN GROUP, INC.

By Mail:	By Overnight Courier:	By Hand:
P.O. Box 268	1200 Wall Street, 3rd Floor	1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071	Lyndhurst, NJ 07071	Lyndhurst, NJ 07071
For information, please call:
TOLL FREE: (800) 467-0821

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TABLE OF CONTENTS

Page
Summary Term Sheet	1
Risk Factors	3
Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units	3
Our offer price is based on a valuation of your partnership’s property which is approximately 9% lower than the value ascribed to the property in an independent appraisal that was completed in July 2007	3
Our offer price may not represent fair market value for your units	3
Our offer price for your units may be less than the value attributable to your units from a sale of your partnership’s property	3
Continuation of the partnership; no time frame regarding sale of property	3
Holding your units may result in greater future value	4
The general partner faces conflicts of interest with respect to this offer	4
Your general partner is not making a recommendation regarding this offer	4
Your general partner faces conflicts of interest relating to management fees	4
We may make a future offer at a higher price	4
Your U.S. federal tax liability resulting from a sale of your units could exceed our offer price	4
You may recognize taxable gain attributable to release and assignment of claims	5
If you tender your units in this offer, you will no longer be entitled to distributions from your partnership	5
We control your partnership	5
You could recognize gain in the event of a future reduction in your partnership’s liabilities	5
We could delay acceptance of, and payment for, your units	5
The Offer	6
1. Terms of the Offer; Expiration Date; Proration	6
2. Acceptance for Payment and Payment for Units	7
3. Procedure for Tendering Units	7
4. Withdrawal Rights	10
5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period	10
6. Material Federal Income Tax Matters	11
7. Effects of the Offer	13
8. Information Concerning Us and Certain of Our Affiliates	13
9. Background and Reasons for the Offer	14
10. Position of the General Partner of Your Partnership With Respect to the Offer	19
11. Conflicts of Interest and Transactions with Affiliates	20
12. Future Plans of the Purchaser	22
13. Certain Information Concerning Your Partnership	23
14. Voting Power	27
15. Source of Funds	27
16. Dissenters’ Rights	27
17. Conditions to the Offer	27
18. Certain Legal Matters	29
19. Fees and Expenses	29
ANNEX I	I-1

iii

SUMMARY TERM SHEET
     This summary term sheet highlights the material information regarding our offer, but it does not describe all of the details thereof. We urge you to read this entire Offer to Purchase, which contains the full details of our offer. We have also included in the summary term sheet references to the sections of this Offer to Purchase where a more complete discussion may be found. Unless otherwise indicated, references in this Offer to Purchase to “we,” “our,” “us” or “Aimco Operating Partnership” refer to AIMCO Properties, L.P., a Delaware limited partnership, and references to “general partner” refer to DBL Properties Corporation, a New York corporation.
•	The Offer. Upon the terms and subject to the conditions set forth in this Offer to Purchase, we are offering to acquire limited partnership units of Drexel Burnham Lambert Real Estate Associates II, your partnership, for $104 per unit in cash. See “The Offer — Section 1. Terms of the Offer; Expiration Date; Proration,” “—Section 7. Effects of the Offer” and “— Section 9. Background and Reasons for the Offer.”

•	Factors in Determining the Offer Price. In determining the offer price per unit we principally considered:
o	The July 2007 appraisal of your partnership’s property;

o	The recent financial performance of your partnership’s property compared to the financial performance assumptions included in the July 2007 appraisal;

o	The current economic factors affecting the local markets of your partnership’s property;

o	The location, condition and debt structure of your partnership’s property, including the prepayment penalty associated with the mortgages for the property;

o	Your partnership’s other assets and liabilities;

o	Prices at which units have recently sold to the extent such information is available to us; and

o	The absence of a trading market for the units. See “The Offer — Section 9. Background and Reasons for the Offer—Comparison of Offer Price to Alternative Consideration.”
•	Expiration Date. Our offer expires on December 26, 2007, unless extended, and you can tender your units until our offer expires. See “The Offer — Section 1. Terms of the Offer; Expiration Date; Proration.”

•	Right to Extend the Expiration Date. We can extend the expiration date of the offer in our reasonable discretion. We reserve the right to extend the offer subject to customary conditions. In the event we extend the offer, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period.”

•	How to Tender. To tender your units, complete the accompanying letter of transmittal and send it, along with any other documents required by the letter of transmittal, to the Information Agent, The Altman Group, Inc., at one of the addresses set forth on the back of this Offer to Purchase. See “The Offer — Section 3. Procedure for Tendering Units.”

•	Withdrawal Rights. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after January 24, 2008 if we have not already accepted units for purchase and payment. If you properly withdraw all of the units you previously tendered in the offer, the corresponding letter of transmittal, including your release and assignment of future claims contained therein, will be deemed revoked and of no force or effect. See “The Offer — Section 4. Withdrawal Rights.”

•	How to Withdraw. To withdraw your units, you need to send a notice of withdrawal to the Information Agent, identifying yourself and the units to be withdrawn. See “The Offer — Section 4. Withdrawal Rights.”

•	Tax Consequences. Your sale of units in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See “The Offer — Section 6. Material Federal Income Tax Matters.”

•	Availability of Funds. We intend to pay the purchase price of any units tendered from our existing cash balances or borrowings under our line of credit. See “The Offer — Section 15. Source of Funds.”

•	Conditions to the Offer. There are a number of conditions to our offer, including the absence of competing tender offers, that there be no material change with respect to our financial condition, the absence of certain changes in the financial markets and there being at least 320 unitholders outstanding upon the consummation of the offer. See “The Offer — Section 17. Conditions to the Offer.”

•	Remaining as a Limited Partner. If you do not tender your units, you will remain a limited partner in your partnership. We have no plans to alter the operations, business or financial position of your partnership or take your partnership private. See “The Offer — Section 7. Effects of the Offer.”

•	Who We Are. We are AIMCO Properties, L.P., the operating partnership of Apartment Investment and Management Company, a New York Stock Exchange-listed company. See “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates.” We and our affiliates currently own 18,633 units, or 49.99%, of the outstanding units of your partnership.

•	Conflicts of Interest. Our affiliate receives fees for managing your partnership’s property and the general partner of your partnership (which is also our affiliate) is entitled to receive asset management fees and reimbursement of certain expenses involving your partnership and its property. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the sale of the partnership and the termination of these fees because if your partnership were sold, our management affiliate and your general partner would not continue to receive the fees they currently receive. See “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates” and “— Section 13. Certain Information Concerning Your Partnership.”

•	No General Partner Recommendation. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Each limited partner should make his or her own decision whether or not to tender. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer. See “The Offer — Section 10. Position of the General Partner of Your Partnership With Respect to the Offer.”

•	No Subsequent Offering Period. We do not currently intend to have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period.”

•	Additional Information. For assistance in tendering your units, please contact our Information Agent at one of the addresses or the telephone number set forth on the back cover page of this Offer to Purchase.

RISK FACTORS
     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:
Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.
     Our offer price was determined without any arms-length negotiations. If your partnership were to sell its assets and liquidate, the value of the assets would be determined through negotiations with third parties, who may be willing to pay more for your partnership’s property than the value implied by our offer price. Although the actual proceeds you might receive in a liquidation are uncertain, they could exceed our offer price. Similarly, other persons might ascribe a value to your partnership units that is higher than our offer price. As a result, you might be able to sell your units to a third party at a price that exceeds our offer price.
Our offer price is based on a valuation of your partnership’s property which is approximately 9% lower than the value ascribed to the property in an independent appraisal that was completed in July 2007.
     Our offer price is based on our estimate of the proceeds that would be available for distribution to limited partners in the event of a sale of your partnership’s property at an assumed value, except that we have not deducted any amounts for closing costs, including broker’s fees. For purposes of calculating our offer price, we assigned Presidential House Apartments a gross property value of $16,000,000. This gross property value may be less than its current fair market value, and is approximately 9% less than the $17,600,000 value indicated in an appraisal as of July 17, 2007, that was obtained by the lender in connection with a refinancing of the mortgage encumbering the property. If our offer price had been calculated using the July 2007 appraised value, our offer price per unit would be slightly higher. For a more detailed description of our valuation process and the independent appraisal, see “The Offer — Section 9. Background and Reasons for the Offer—Determination of Offer Price and Valuation of Units.”
Our offer price may not represent fair market value for your units.
     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price. You should note that since January 1, 2004, we have purchased units in both private purchases and tender offers for up to $146 per unit. Also, units of your partnership have been purchased since January 1, 2004 in secondary markets for prices up to $285 per unit as reported by Direct Investment Spectrum and by third parties in tender offers for prices up to $301 per unit. See “The Offer — Section 9. Background and Reasons for the Offer—Comparison of Offer Price to Alternative Consideration”, “— Prior Tender Offers and Private Purchases” and “— Prices on Secondary Market.”
Our offer price for your units may be less than the value attributable to your units from a sale of your partnership’s property.
     The actual proceeds obtained from a sale of your partnership’s property are highly uncertain and could be more than our estimate. Other persons could derive different estimates of the value attributable to your units from a sale of your partnership’s property. If your partnership were to sell its assets, the value of the assets would be determined through negotiations with third parties, who may use different valuation methods to determine the value of your partnership’s assets. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual sale of your partnership. In addition, your partnership would generally make distributions in accordance with the partners’ respective positive capital account balances, regardless of whether such distributions are proportionate to the percentage of partnership units held by a limited partner. Our offer price is based upon an estimated average per-unit value and not upon your capital account balance. Accordingly, the amount that you receive pursuant to our offer may be less than the amount you would have received in a distribution of the partnership.
Continuation of the partnership; no time frame regarding sale of property.
     Your general partner, which is our affiliate, is proposing to continue to operate your partnership and not to attempt to sell it at the present time. It is not known when the property owned by your partnership may be sold. The general partner of your partnership from time to time considers whether the property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time, your general partner believes that selling your partnership’s property would not be advantageous given market conditions, the condition of the property and tax considerations. In particular, the general partner considered changes in the local rental market resulting from local economic conditions (such as unemployment, availability of alternative rental properties, vacancy rates and changes in market rental rates), the potential for appreciation in the value of a property given current local market conditions and trends for the sale of multi-family residential properties (such as the current expected sales price of a property given supply and demand and recent sales of comparable properties in surrounding neighborhoods, the local competitive climate for property sales, development plans for new construction and trends in local and regional real estate markets), the partnership’s operating cash flow requirements and the potential tax liability to limited partners on the sale of a property.
Holding your units may result in greater future value.
     Although a sale of your partnership is not currently contemplated in the near future, you might receive more value if you retain your units until your partnership is sold. At the current time, the general partner of your partnership believes that selling your partnership’s property would not be advantageous given market conditions, the condition of the property and tax considerations. If your partnership’s property was sold in the future and the net proceeds from the sale were distributed to the limited partners, the per unit amount of such distributions might exceed our current offer price.
The general partner faces conflicts of interest with respect to this offer.
     The general partner of your partnership is our affiliate and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.
Your general partner is not making a recommendation regarding this offer.
     The general partner of your partnership (which is our affiliate) makes no recommendation as to whether or not you should tender or refrain from tendering your units because each limited partner’s circumstances may differ from those of other limited partners. You should make your own decision whether or not to participate in the offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, other financial opportunities available to you, your tax position and the tax consequences to you of selling your units. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.
Your general partner faces conflicts of interest relating to management fees.
     Because we or our affiliates receive fees for managing your partnership and its property, a conflict of interest exists between continuing the partnership and receiving such fees, and the sale of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of your partnership’s property would result in a decrease or elimination of the substantial fees to which they are entitled for services provided to your partnership.
We may make a future offer at a higher price.
     It is possible that we may conduct a future offer at a higher price, although we have no obligation or current intention to do so. Our decision to conduct a future offer will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional units.
Your U.S. federal tax liability resulting from a sale of your units could exceed our offer price.
     For U.S. federal income tax purposes, your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The “amount realized” with respect to a unit of limited partnership interest that you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to your unit. Depending on your basis in the units and your tax position, your tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your adjusted tax basis in the units you transfer to us, whether you dispose of all of your units, and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. We may also be required by federal, state or local tax laws to withhold a portion of our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your tax advisor to determine the tax consequences of the offer to you.
You may recognize taxable gain attributable to release and assignment of claims.
     If you tender units in this offer, a portion of the price paid to you may be deemed a payment for your release and assignment of claims. The proper treatment for federal income tax purposes of your receipt of any deemed payments for your release and assignment of claims is uncertain. No opinion or assurance can be given that the Internal Revenue Service (the “IRS”) will not challenge the treatment of any deemed payments for your release and assignment of claims as additional consideration for the units, and assert that such amount should be treated as an ordinary income payment in exchange for your release and/or assignment of current and future claims. You should consult your tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, any deemed payments for your release and assignment of claims.
If you tender your units in this offer, you will no longer be entitled to distributions from your partnership.
     If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of the property owned by your partnership.
We control your partnership.
     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. The general partner of your partnership is our affiliate and we control the management of your partnership. Under your partnership’s agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership’s assets. We and our affiliates own 18,633 units, or 49.99% of the total outstanding units of your partnership. Because we and our affiliates own 49.99% of the outstanding units and control your partnership’s general partner, we have the ability to significantly influence the outcome of any votes of the partners. If we purchase any units in this offer, we and our affiliates will own a majority of the outstanding units and will have the ability to control any votes of the partners.
You could recognize gain in the event of a future reduction in your partnership’s liabilities.
     Generally, a decrease in your share of partnership liabilities is treated, for federal income tax purposes, as a deemed cash distribution. Although the general partner of your partnership does not have any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause the general partner to reduce your share of the partnership liabilities. If you retain all or a portion of your units and your share of the partnership liabilities were to be reduced, you would be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain. Gain that you recognize on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.
We could delay acceptance of, and payment for, your units.
     We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended in our reasonable discretion, and no payment will be made in respect of tendered units until the expiration of the offer and acceptance of units for payment. We will pay for or return tendered units promptly after expiration of the offer.

THE OFFER
1. Terms of the Offer; Expiration Date; Proration
     We are offering to purchase up to 2,609 limited partnership units (which represents approximately 7% of total units outstanding) in your partnership for $104 per unit in cash, upon the terms and subject to the conditions of the offer. The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made or declared by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units.
     If, prior to the expiration date, we increase the consideration offered pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.
     Upon the terms and subject to the conditions to the offer, we will accept (and thereby purchase) units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights.” For purposes of the offer, the term “expiration date” shall mean midnight, New York City time, on December 26, 2007, unless we in our reasonable discretion shall have extended the period of time for which the offer is open. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period,” for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.
     If more than 2,609 units are validly tendered (and not properly withdrawn) on or prior to the expiration date in accordance with the procedures set forth in “The Offer—Section 4. Withdrawal Rights,” we will purchase 2,609 units from tendering unitholders on a pro rata basis (subject to any necessary adjustment for fractional units). There are 765 unitholders in your partnership as of November 14, 2007. See “The Offer—Section 7. Effects of the Offer—Effect on Trading Market; Registration Under 12(g) of the Exchange Act.”
     If more units than can be purchased under your partnership agreement are tendered and not withdrawn, we will accept for payment and pay for the maximum number of units validly tendered that would not violate the terms of your partnership agreement, and the number of units accepted from each tendering unitholder will be prorated according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. See “The Offer — Section 2. Acceptance for Payment and Payment for Units.”
     The offer is not conditioned upon any minimum number of units being tendered. However, the offer is conditioned on satisfaction of certain conditions, including among other things, there being at least 320 unitholders remaining after our purchase of all units validly tendered and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in “The Offer—Section 4. Withdrawal Rights.” See “The Offer — Section 17. Conditions to the Offer,” which sets forth in full the conditions to the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase, subject to the terms of the offer, units validly tendered, (iii) extend the offer and, subject to your withdrawal rights, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. Although the payment date will occur after expiration of the offer, in the books and records of the partnership the change in ownership of tendered units will be made retroactive to the first day of the calendar quarter in which the offer expires. For tax, accounting and financial reporting purposes, the transfer of tendered units will be deemed to take effect on the first day of the calendar quarter in which the offer expires. Accordingly, all profits and losses relating to any tendered units will be allocated to us from and after this date. If we waive any material conditions to our offer, we will notify you and, if necessary, we will extend the offer period so that you will have at least five business days from the date of our notice to withdraw your units.
     This offer is being mailed on or about November 26, 2007 to the persons shown by your partnership’s records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units.

2. Acceptance for Payment and Payment for Units
     Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, units validly tendered as promptly as practicable, which we expect will be within three business days after the expiration of the offer. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See “The Offer — Section 3. Procedure for Tendering Units.” UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.
     If more than 2,609 units are validly tendered (and not properly withdrawn) on or prior to the expiration date in accordance with the procedures set forth in “The Offer—Section 4. Withdrawal Rights,” we will purchase 2,609 units from tendering unitholders on a pro rata basis (subject to any necessary adjustment for fractional units). There are 765 unitholders in your partnership as of November 14, 2007. See “The Offer — Section 17. Conditions of the Offer.”
     For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.
     If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by the Information Agent or us or returned to you. You may withdraw tendered units until the expiration date (including any extensions). In addition, if we have not accepted units for payment by January 24, 2008, you may then withdraw any tendered units. After the expiration date, the Information Agent may, on our behalf, retain tendered units, and those units may not be otherwise withdrawn, if, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer. Any such action is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.
     We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer. In addition, if we assign the right to purchase the tendered limited partnership units to an affiliate that is not currently identified as a filing person while our offer remains ongoing, we will revise our offer materials accordingly and will include those affiliates as filing persons and signatories on the relevant Schedule TO.
3. Procedure for Tendering Units
     Valid Tender. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal, and any other required documents must be received by the Information Agent, at one of its addresses set forth on the back cover of this Offer to Purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.
     Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an “Eligible Institution”), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.
     In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.
     The method of delivery of the letter of transmittal and all other required documents is at your option and risk and delivery will be deemed made only when actually received by the Information Agent. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     Appointment as Proxy; Power of Attorney. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal and each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy granted by you to us will remain effective and be irrevocable for a period of ten years following the termination of our offer.
     By executing the letter of transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units and will remain effective and be irrevocable for a period of ten years following the termination of our offer. You will agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.
     Assignment of Interest in Future Distributions. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.
     Release of Claims. By executing the letter of transmittal, effective upon acceptance for payment of the units tendered by you, you will, on behalf of yourself, your heirs, estate, executor, administrator, successors and assigns, and your partnership, fully, finally and forever release, relinquish and discharge us and our predecessors, successors and assigns and our present and former parents, subsidiaries, affiliates, investors, insurers, reinsurers, officers, directors, employees, agents, administrators, auditors, attorneys, accountants, information and solicitation agents, investment bankers, and other representatives, including but not limited to the Aimco Operating Partnership (collectively, the “Releasees”), from any and all claims and causes of action, whether brought individually, on behalf of a class, or derivatively, demands, rights, or liabilities, including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care or loyalty, or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, misrepresentation, whether intentional or negligent, misstatements and omissions to disclose, breach of contract, violations of any state or federal statutes, rules or regulations, whether known claims or unknown claims through and including the date of execution of the letter of transmittal, including, but not limited to, those claims that arise out of or relate to (a) the ownership of one or more units in your partnership, including but not limited to, any and all claims related to the management of your partnership or the property owned by your partnership (whether currently or previously), the payment of management fees or other monies to the general partner of your partnership and its affiliates, prior acquisitions or tender offers, or (b) the purchase, acquisition, holding, sale, tender or voting of one or more units in your partnership (collectively, the “Released Claims”); provided, however, that the Released Claims are not intended to include any claim based upon violations of federal or state securities laws in connection with this offer.

     In addition, you will expressly waive and relinquish, to the fullest extent permitted by law and consistent with the releases described herein, the provisions, rights and benefits of Section 1542 of the Civil Code of California (“Section 1542”), which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.
     You will have also waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, that is similar, comparable or equivalent to Section 1542. You may hereafter discover facts in addition to or different from those which you now know or believe to be true with respect to the subject matter of the Released Claims, but you will be deemed to have fully, finally and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, that now exist or heretofore have existed upon any theory of law or equity now existing, including, but not limited to, conduct that is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery of the existence of such different or additional facts.
     You will acknowledge and agree that the releases contained in the letter of transmittal are intended to include the Released Claims, which you may have and which you do not know or suspect to exist in your favor against the Releasees and that the releases contained in the letter of transmittal extinguish those claims. You will represent and warrant to the Releasees that you have been advised by your attorney of the effect and import of the provisions of Section 1542, and that you have not assigned or otherwise transferred or subrogated any interest in the Released Claims.
     Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions to the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. If we waive any of the conditions to the offer with respect to the tender of a particular unit or with respect to a particular limited partner, we will waive such condition with respect to all other tenders of units or all other limited partners in this offer as well. Our interpretation of the terms and conditions to the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.
     Backup Federal Income Tax Withholding. To prevent the possible application of back-up federal income tax withholding with respect to payment of the offer price, you must provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and “The Offer — Section 6. Material Federal Income Tax Matters.”
     State and Local Withholding. If you tender any units pursuant to this offer, we may be required under state or local tax laws to deduct and withhold a portion of our offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your units and whether such amounts may be available to you as a credit on your state or local tax returns.
     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and “The Offer — Section 6. Material Federal Income Tax Matters.”
     Transfer Taxes. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer of units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.
     Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering limited partner and us on the terms set forth in this Offer to Purchase and the letter of transmittal.

4. Withdrawal Rights
     You may withdraw your tendered units at any time prior to the expiration date, including any extensions thereof, or on or after January 24, 2008 if the units have not been previously accepted for payment. If you properly withdraw all of the units you previously tendered in the offer, the corresponding letter of transmittal, including your release and assignment of future claims contained therein, will be deemed revoked and of no force or effect.
     For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.
     If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.
     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in “The Offer — Section 3. Procedure for Tendering Units.”
     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither the Information Agent, any other person, nor we will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period
     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in “The Offer — Section 17. Conditions to the Offer” to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both). We will not assert any of the conditions to the offer (other than those relating to necessary governmental approvals) subsequent to the expiration of the offer. Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.
     If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights,” subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.
     If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4 and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change, but generally will be five business days. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to limited partners. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to limited partners, the offer will be extended at least until the expiration of such ten business days. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.
     Pursuant to Rule 14d-11 under the Exchange Act, subsequent offering periods may be provided in tender offers for “any and all” outstanding units of a partnership. A subsequent offering period is an additional period of from three to twenty business days following the expiration date of the offer, including any extensions, in which limited partners may continue to tender units not tendered in the offer for the offer price. We do not currently intend to offer a subsequent offering period.
6. Material Federal Income Tax Matters
     The following summary is a discussion of the material United States federal income tax consequences of the offer that may be relevant to (i) limited partners who tender some or all of their units for cash pursuant to our offer, and (ii) limited partners who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all as of the date of this Offer to Purchase, all of which are subject to change or alternative construction, possibly with retroactive effect. Any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents, including its certificate of limited partnership and agreement of limited partnership. This summary does not purport to discuss all aspects of federal income taxation that may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units are held by the limited partners for investment purposes (commonly referred to as “capital assets”), and are not held by partners for sale to customers as dealer property under the Code. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Offer to Purchase. Further, no opinion of counsel has been or will be obtained with regard to the offer.
     The United States federal income tax treatment of a limited partner participating in the offer depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the United States federal, state, local and foreign tax consequences of selling the interests in your partnership represented by your units pursuant to our offer or of a decision not to sell in light of your specific tax situation.
     Tax Consequences to Limited Partners Tendering Units for Cash. The sale of a unit of limited partnership interest pursuant to this offer will be a taxable transaction for United States federal income tax purposes. You will recognize gain or loss on a sale of a unit of limited partnership interest of your partnership equal to the difference, if any, between (i) your “amount realized” on the sale and (ii) your adjusted tax basis in the units sold. The “amount realized” with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to your unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from a sale of a unit could exceed the cash received upon such sale.
     Adjusted Tax Basis. If you acquired your units for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities, (iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in your units immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit, and may result in a tax liability to you that exceeds the cash received upon such sale.
     Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by you on a sale of a unit pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 15%. If the amount realized with respect to a unit of limited partnership interest of your partnership that is attributable to your share of “inventory items” or “unrealized receivables” of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, “unrealized receivables” include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership, such as your units) held for more than one year is currently 25% (rather than 15%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property. Certain limitations apply to the use of capital losses.
     If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.
     Passive Activity Losses. The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as your units. An individual, as well as certain other types of investors, generally may not use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are “suspended” and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor’s interest in such activity. Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units pursuant to the offer with passive losses in the manner described below. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available “suspended” passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.
     Release and Assignment of Claims. If you tender units in this offer, a portion of the price paid to you may be deemed a payment for your release and assignment of claims. The proper treatment for federal income tax purposes of your receipt of any deemed payments for your release and assignment of claims is uncertain. No opinion or assurance can be given that the IRS will not challenge the treatment of any deemed payments for your release and assignment of claims as additional consideration for the units, and assert that such amount should be treated as an ordinary income payment in exchange for your release and/or assignment of current and future claims. You should consult your tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, any deemed payments for your release and assignment of claims.
     Information Reporting, Backup Withholding and FIRPTA. If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. The Information Agent may also be required to report the transaction to the IRS. To prevent the possible application of United States federal back-up withholding tax (currently, 28%) with respect to the payment of the offer consideration, you are generally required to provide us a completed Substitute IRS Form W-9, included with the letter of transmittal. Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against your United States federal income tax liability, if any, provided that the required information is furnished to the IRS.
     Gain realized by a foreign person on the sale of a unit pursuant to the offer will be fully subject to United States federal income tax under the Foreign Investment in Real Property Tax Act of 1980. In addition, if we acquire an interest held by a foreign person, we will be required to deduct and withhold 10% of the amount realized by such foreign person on the disposition. Amounts withheld would be creditable against a foreign person’s United States federal income tax liability and, if in excess thereof, a refund could be claimed from the IRS by filing a United States income tax return. Foreign persons must provide the appropriate IRS Form W-8 to the Information Agent.
     State and Local Withholding. If you tender any units pursuant to this offer, we may be required under state or local tax laws to deduct and withhold a portion of our offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your units and whether such amounts may be available to you as a credit on your state or local tax returns.
     Tax Consequences to the General Partner of Your Partnership and its Affiliates, including the Aimco Operating Partnership. The general partner of your partnership and its affiliates will not recognize gain or loss in connection with this offer.

7. Effects of the Offer
     The general partner of your partnership is our affiliate and we have control over the management of your partnership. We also are affiliated with the company that currently manages the property owned by your partnership. In addition, we and our affiliates own 18,633 units, or 49.99% of the total outstanding limited partnership units of your partnership. Because we and our affiliates own 49.99% of the outstanding units and control your partnership’s general partner, we have the ability to significantly influence the outcome of any votes of the partners. If we purchase any units in this offer, we and our affiliates will own a majority of the outstanding units and will have the ability to control any votes of the partners. In general, and subject to our fiduciary duties, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action that they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also are affiliated with the company that currently manages, and has managed for some time, the property owned by your partnership. In the event that we acquire a substantial number of units pursuant to this offer, removal of the property manager may become more difficult or impossible.
     Distributions to Us. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.
     Partnership Status. The rules regarding whether a partnership is treated as a “publicly traded partnership” taxable as a corporation are not certain. We believe that our purchase of units in accordance with the terms of our offer should not adversely affect the issue of whether your partnership is classified as a partnership for federal income tax purposes.
     Business. Our offer will not affect the operation of the property owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of your partnership, the business and property owned by your partnership or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership’s property.
     Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act. If a substantial number of unitholders tender their units pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In the case of your partnership, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.
     The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the Securities and Exchange Commission (“SEC”) and to comply with the SEC’s proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership has 765 unitholders as of November 14, 2007. We are offering to purchase up to 2,609 units (which represents approximately 7% of total units outstanding) to assure that there is no reasonable likelihood that the partnership would have fewer than 300 unitholders as a result of the offer. See “The Offer — Section 17. Conditions of the Offer.”
     Accounting Treatment. Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.
8. Information Concerning Us and Certain of Our Affiliates
     General. We are AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of Aimco. Together with our subsidiaries, we conduct substantially all of the operations of Aimco, a Maryland corporation. Aimco is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Aimco’s Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol “AIV.” As of September 30, 2007, we owned or managed 1,194 apartment properties containing 206,217 apartment units located in 47 states, the District of Columbia and Puerto Rico. As of September 30, 2007, we:
•	owned an equity interest in and consolidated 154,358 units in 662 properties, of which 153,640 units were also managed by us;

•	owned an equity interest in and did not consolidate 11,526 units in 99 properties, of which 5,465 units were also managed by us; and

•	provided services to or managed, for third party owners, 40,333 units in 433 apartment properties, primarily pursuant to long term, non-cancelable agreements (including 36,865 units in 394 properties that are asset managed only, and not property managed), although in certain cases we may indirectly own generally less than one percent of the operations of such properties through a partnership syndication or other fund.
     Our general partner is AIMCO-GP, Inc., a Delaware corporation, which is a wholly owned subsidiary of Aimco. Our principal executive office is located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and our telephone number is (303) 757-8101.
     The names, positions and business addresses of the directors and executive officers of Aimco (which is our affiliate), as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.
     We and Aimco are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC relating to our business, financial condition and other matters, including the complete financial statements summarized below. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by Aimco with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
     For more information regarding Aimco and the Aimco Operating Partnership, please refer to our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (particularly the management’s discussion and analysis of financial condition and results of operations) and other reports and documents we have filed with the SEC.
     Except as described in “The Offer – Section 9. Background and Reasons for the Offer,” “– Section 11. Conflicts of Interest and Transactions with Affiliates” and “– Section 13. Certain Information Concerning Your Partnership; Beneficial Ownership of Interests in Your Partnership,” neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Neither we nor our affiliates intend to tender any units beneficially owned in this offer.
9. Background and Reasons for the Offer
     General. We are in the business of acquiring direct and indirect interests in apartment properties such as the property owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership’s property while providing you and other investors with an opportunity to liquidate your current investment.
     Alternative Transactions Considered by Us. At the present time, we have decided to proceed with this offer. From time to time in the past, we have considered proposing a number of alternative transactions, including the purchase of your partnership’s property or a merger of your partnership in which you would receive cash in exchange for your units. We decided not to pursue these alternative transactions because, in each case, we determined that a tender offer would be a less expensive means of acquiring additional interests in your partnership. In the future, however, we may consider purchasing your partnership’s property or effecting such a merger. See “The Offer — Section 12. Future Plans of the Purchaser.” We also considered an offer to exchange units in your partnership for limited partnership interests in the Aimco Operating Partnership. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that when we have offered limited partners an opportunity to receive cash or limited partnership interests in the Aimco Operating Partnership, the limited partners who tender usually prefer the cash option.

     Determination of Offer Price and Valuation of Units. Our offer price is based on our estimate of the proceeds that would be available for distribution to limited partners in the event of a sale of your partnership’s property at an assumed value. For purposes of calculating our offer price, we assigned Presidential House Apartments a gross property value of $16,000,000, which is approximately 9% less than the $17,600,000 value indicated in an appraisal as of July 17, 2007, that was obtained by the lender in connection with a refinancing of the mortgage encumbering the property. To determine our offer price, we then calculated a net equity value for your partnership based on such gross property value by adding the value of the non-real estate assets of your partnership and deducting its liabilities, including the mortgage debt (including any prepayment penalty associated with such mortgage debt) and certain other costs as indicated below, each calculated as of August 31, 2007.
     Finally, we allocated 100% of this net equity value to limited partners, which is the percentage of net proceeds that would be paid to limited partners pursuant to your partnership’s agreement of limited partnership in the event of a liquidation of your partnership. The net equity value per unit determined in this manner as indicated below, resulting in an estimated net equity value per unit of $104.

Gross property value	$16,000,000
Plus: Cash and cash equivalents	1,025,800
Plus: Other partnership assets	229,873
Less: Mortgage debt, including accrued interest	(10,186,933)
Less: Debt prepayment penalty	(1,580,491)
Less: Accounts payable and accrued expenses	(56,452)
Less: Other liabilities	(1,237,115)
Less: Contingency reserve	(320,000)
Estimated net valuation of your partnership	3,874,682
Percentage of estimated net valuation allocated to holders of units	100%

Estimated net valuation of units	$3,874,682
Total number of units	37,273

Estimated valuation per unit	$104

     Comparison of Offer Price to Alternative Consideration. To assist holders of units in evaluating the offer, your general partner, which is our affiliate, has attempted to compare the offer price against: (a) all cash tender offer prices or private purchase prices since January 1, 2004 that the general partner has knowledge of, excluding this offer, and (b) prices at which the units have been sold on the secondary market that the general partner has knowledge of. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Because the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the actual range of possible values. The results of these comparative analyses are summarized in the chart below.

Comparison Table	Per Unit
Cash offer price	$104.00
Alternatives
Highest prior cash tender offer or private purchase price	$301.00	(1)
Highest price on secondary market	$285.00	(2)

(1)	Highest prior cash tender offer or private purchase price offered since January 1, 2004.

(2)	Highest sale price on the secondary market since January 1, 2004, as reported by Direct Investments Spectrum.
     Prior Tender Offers and Private Purchases. In March 2004 we commenced a tender offer to purchase units of your partnership at a price of $69.00 per unit. We acquired 829 units, representing approximately 2.20% of the outstanding limited partner units of your partnership pursuant to that offer. In February 2005 we commenced a tender offer to purchase units of your partnership at a price of $146.00 per unit. We acquired 1,736 units, representing approximately 4.61% of the outstanding limited partner units of your partnership pursuant to that offer.
     From time to time, we become aware of tender offers by unaffiliated third parties to acquire units in your partnership in exchange for cash. Although we are not always informed when such third party offers commence or have occurred, your general partner is aware of the following third party offers in the past three years: (1) on June 14, 2006, Peachtree Partners and/or their assigns, initiated a mini-tender offer for units in your partnership at an offer price of $120.00 per unit less an administrative fee of $150 per tendering limited partner; (2) on August 18, 2006, Peachtree Partners and/or their assigns, initiated a mini-tender offer for units in your partnership at an offer price of $225.00 per unit less an administrative fee of $150 per tendering limited partner; (3) on October 26, 2006, MPF-NY 2006, LLC, MP Income Fund 12, LLC, MP Income Fund 14, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 12, LLC, MP Value Fund 7, LLC, MP Falcon Growth Fund 2, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Special Fund 8, LLC, Sutter Opportunity Fund 4, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Fund 5, LLC, and MPF Senior Note Program I, LP initiated a tender offer for units in your partnership at an offer price of $201.00 per unit; (4) on January 12, 2007, Peachtree Partners and/or their assigns, initiated a mini-tender offer for units in your partnership at an offer price of $265.00 per unit less an administrative fee of $150 per tendering limited partner; (5) on February 15, 2007, MPF-NY 2006, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund 2, LLC, MP Falcon Growth Fund 2, LLC, MPF Flagship Fund 12, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Special Fund 8, LLC, Sutter Opportunity Fund 4, LLC, and MPF Senior Note Program I, LP initiated a tender offer for units in your partnership at an offer price of $301.00 per unit; and (6) on July 26, 2007, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Premier Fund, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MPF DeWaay Fund 6, LLC, and MPF Flagship Fund 9, LLC initiated a tender offer for units in your partnership at an offer price of $290.00 per unit.
     Since January 1, 2004, we have purchased in private transactions 20 units at a price of $39.18 per unit and 100 units at a price of $104.00 per unit in 2004, 230 units at a price of $146.00 per unit in 2005 and 20 units at a price of $146.00 per unit in 2006.
     Prices on Secondary Market. Secondary market sales information is not a reliable measure of value because of the limited number of any known trades. Except for offers made by us and unaffiliated third parties, privately negotiated sales and sales through intermediaries are the only means that may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any securities exchange or quoted on Nasdaq, on the Electronic Bulletin Board, or in “pink sheets.” Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.
     Set forth below are the high and low secondary sales prices of units for the periods listed below, as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which is an independent, third-party source. The gross sales prices reported by Direct Investments Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. Direct Investments Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed the sales prices reported by Direct Investments Spectrum. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete.
Sales Prices of Partnership Units, as Reported by Direct Investments Spectrum

	High	Low
Year Ending December 31, 2007 (through July 31):	$285.00	$285.00
Year Ended December 31, 2006:	$162.00	$75.00
Year Ended December 31, 2005:	$75.00	$75.00
Year Ended December 31, 2004:	$—	$—
     Set forth in the table below are the high and low sales prices of units for the periods listed below, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and other services may contain prices for units that equal or exceed the sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.
Sales Prices of Partnership Units, as Reported by The American Partnership Board

	High	Low
Year Ending December 31, 2007 (through September 30):	$—	$—
Year Ended December 31, 2006:	$162.00	$162.00
Year Ended December 31, 2005:	$—	$—
Year Ended December 31, 2004:	$—	$—

     Summary of July 2007 Independent Appraisal. Set forth below is a summary of the independent appraisal of Presidential House Apartments conducted in July 2007 by CB Richard Ellis, Inc. (“CBRE”). The summary below includes a description of the procedures followed by CBRE, its findings and recommendations, bases for and methods of arriving at such findings and recommendations, instructions received from, or limitations imposed by (if any), us or our affiliates, and the conclusions reached by CBRE in appraising the value of Presidential House Apartments. CBRE concluded that the market value of the fee simple estate of Presidential House Apartments, as of July 17, 2007, is $17,600,000.
     Selection and Qualifications of Independent Appraiser. CBRE was hired by Capmark Finance, Inc. (the “Lender”), in connection with the refinancing of mortgages encumbering your partnership’s property, to estimate the market value of the fee simple estate of Presidential House Apartments as of July 17, 2007, and to prepare a real estate appraisal report presenting the data, reasoning and analyses used in the appraisal process to develop its opinion of value. CBRE is a full-service real estate services company that employs large in-house staffs of appraisers and analysts.
     During the prior two years, no material relationship has existed between CBRE and your partnership or any of its affiliates, including Aimco Properties, L.P., although CBRE has performed real estate appraisals for your partnership’s affiliates, including the Aimco Operating Partnership, from time to time. CBRE has certified in its appraisal report that its compensation was not contingent upon the reporting of a predetermined value or direction in value that favors us, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
     CBRE performed a complete appraisal of Presidential House Apartments. CBRE has represented that its report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 effective August 9, 1990. We furnished the appraiser with all of the necessary information requested in connection with the appraisal. The information furnished to the appraiser was true, correct and complete in all material respects. In preparing its valuation of Presidential House Apartments, CBRE’s analysis included, without limitation, an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll and other relevant financial and market information. The summary set forth below describes the material conclusions reached by CBRE based on the values determined under the valuation approaches and subject to the assumptions and limitations described below. CBRE concluded that the market value of the fee simple estate of Presidential House Apartments, as of July 17, 2007, was $17,600,000.
     Summary of Valuation Approaches and Methodologies Employed. The following summary describes the material approaches and analyses employed by CBRE in preparing the appraisal. CBRE relied on the cost approach, sales comparison approach and income capitalization approach to valuation. CBRE correlated and reconciled the results of all three approaches into a reasonable and defensible calculation of value.
     The cost approach method estimates the replacement or reproduction cost of the improvements on a property, less the estimated depreciation (physical, functional and economic), plus the estimated market value of the land, in order to arrive at a final indication of value for a property. This approach is based on the premise that an informed purchaser would not pay more for a property than the cost of constructing a building of similar utility and condition. The cost approach method is considered a reliable indicator of value for (a) new properties, (b) special use properties and (c) properties where the cost of reproducing the improvements is easily and accurately quantified, and there is no external or economic obsolescence.
     The estimated value of a property derived using the sales comparison approach represents the probable price at which a property would be sold by a willing seller to a willing buyer at arms-length as of the date of value. The sales comparison approach analyzes recent sales of comparable improved properties in surrounding or competing areas to derive units of comparison that are then used to indicate a value for the subject property. Adjustments are made to the sales prices of comparable properties for differences from the subject property, such as terms of financing, date of sale, location and physical characteristics. Obtaining data with a high degree of comparability is most important for this method. The reliability of this method is dependent upon the availability of comparable sales data, the verification of such sales data, the degree of comparability, the extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales prices.
     The purpose of the income capitalization approach is to value a property by analyzing the anticipated future income and expenses of the property over an anticipated investment (or holding) period. This approach is widely applied in appraising income-producing properties. Under this approach, the value of a property is estimated by deducting an appropriate vacancy and collection allowance rate and all applicable expenses from the property’s anticipated gross annual income to arrive at a projected net operating income (“NOI”), which is then capitalized at an interest rate (the capitalization rate) commensurate with the risk inherent in the ownership of the property. The reliability of this approach is dependent on the reliability of the net income estimate and the capitalization rate. There are two primary income capitalization methods: (1) direct capitalization analysis, which converts a single year’s NOI into an indication of value and (2) discounted cash flow analysis, which estimates the value of a property by discounting to present value the forecasted net income of the property over the course of an anticipated investment period and the estimated proceeds from a hypothetical sale of such property at the end of such investment period. CBRE utilized only the direct capitalization method.
     Valuation Under Cost Approach. In estimating the replacement cost for the property, CBRE utilized the comparative unit method, which provides cost estimates of the following: (1) average architect’s and engineer’s fees for plans, plan check, building permits and survey(s) to establish building line; (2) normal interest in building funds during the period of construction plus a processing fee or service charge; (3) materials, sales taxes on materials, and labor costs; (4) normal site preparation including finish grading and excavation for foundation and backfill; (5) utilities from structure to lot line figured for typical setback; (6) contractor’s overhead and profit, including job supervision, workmen’s compensation, fire and liability insurance, unemployment insurance, equipment, temporary facilities, security, etc.; (7) site improvements (included as lump sum additions); and (8) initial tenant improvement costs. After making adjustments to the direct building costs to reflect the physical characteristics of Presidential House Apartments, CBRE indicated a direct building cost of $17,162,162. After the addition of estimated indirect costs equal 30% of the direct cost, and a 10% allowance for entrepreneurial profit, CBRE concluded that the total replacement cost of Presidential House Apartments was $24,542,100. CBRE then subtracted estimated depreciation of $11,601,720 and added an estimated land value of $4,700,000. Based on this analysis, CBRE determined that the cost approach indicated a value of $17,600,000 (after rounding) for Presidential House Apartments.
     Valuation Under Sales Comparison Approach. CBRE compared Presidential House Apartments with four local apartment complexes with similar characteristics that were sold between March 2006 and May 2007 and located in the same real estate market area as Presidential House Apartments. The unit of comparison used was the sales price per unit, and all the comparable sales were analyzed on this basis. Although all of the comparables were of similar construction and were generally similar to Presidential House Apartments with respect to age, condition and amenities, CBRE made adjustments to the sales price per unit of each comparable property to reflect differences from Presidential House Apartments in location, condition and average unit size. Based on the available data, CBRE concluded that the sales prices per unit ranged from $85,572 to $88,034 after adjustments, with an average adjusted sales price of $86,979 per unit.
     The comparable sales illustrated effective gross income multipliers (“EGIMs”) that ranged from 7.68 to 8.51. Important in selecting an appropriate EGIM is the review of corresponding operating expenses. There is an inverse relationship which generally holds among EGIMs and operating expenses. Properties which have higher expense ratios typically sell for relatively less and therefore produce a lower EGIM. The operating expense ratios for the comparables range from 44.35% to 53.64%. In selecting an appropriate EGIM, consideration must be given to the operating expense ratio estimated for the subject. Based on CBRE’s estimated income and expenses for the subject property, the subject’s operating expense ratio was calculated at 54.32%, which was slightly higher than the ratios exhibited by the sales data. Given the subject’s stabilized occupancy and high expense ratio, an EGIM slightly below the low end of the range indicated by these sales would be considered reasonable. In consideration of the preceding, CBRE determined an EGIM of 7.5 to be appropriate. Based on the effective gross income of $2,309,636 estimated for the subject property (as described below), CBRE concluded a value of $17,300,000 (after rounding).
     The noted value indicators utilizing the sales price per unit and EGIM methods are approximately $17,800,000 and $17,300,000. Due to the similarity of the resulting value indicators, relatively equal consideration was given to both techniques when concluding to a final value via the sales comparison approach. As such, the market value of Presidential House Apartments indicated by the sales comparison approach was estimated at $17,600,000.
     Valuation Under Income Capitalization Approach. Under the income capitalization approach, CBRE performed a direct capitalization analysis to derive a value for Presidential House Apartments, which involved (1) calculating potential gross annual income from the dwelling units; (2) estimating vacancy and credit loss to arrive at the property’s annual effective gross income (“EGI”); (3) estimating operating expenses to arrive at the stabilized NOI; (4) developing the overall capitalization rate; and (5) dividing NOI by the overall capitalization rate to arrive at a value for Presidential House Apartments.
     CBRE performed a market rent analysis for the property to derive a projected annual rental income. The analysis included both a review of the subject’s current asking and actual rent rates as well as a comparison with comparable apartment properties. CBRE calculated EGI by adding apartment rental collections to other income and then making adjustments, including adjustments based on an estimated stabilized vacancy of 5.0% and a 2.0% credit loss. Under this analysis, CBRE arrived at an EGI of $2,309,636. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI of approximately $1,055,100. CBRE performed a pro forma analysis of revenue and expenses for the property to derive the subject property’s stabilized NOI.

CBRE relied on the subject’s historical operating statements from 2005 through June 2007 for this estimate. CBRE derived an overall capitalization rate of 6.0% based upon analysis of comparable sales, which ranged from approximately 5.45% to 6.71%, and the average rates for institutional grade properties applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate, which ranged from approximately 6.0% to 9.0%. Using an overall capitalization rate of 6.0%, CBRE determined that the direct capitalization method indicated a value of $17,600,000 (after rounding) for Presidential House Apartments.
     Reconciliation of Values and Conclusions of Appraisal. The final step in the appraisal process was to reconcile the cost approach, sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. Because all three methods indicated the same value, CBRE determined a final estimate of market value of $17,600,000 for Presidential House Apartments as of July 17, 2007 in its appraisal report dated July 19, 2007.
     Assumptions, Limitations and Qualifications of CBRE’s Valuation. In preparing the appraisal, CBRE relied, without independent verification, on the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of the partnership. CBRE’s appraisal report and opinion of value were made subject to certain assumptions and limiting conditions, including the following:
•	The information and data contained in the appraisal report that were obtained from public record and other reliable sources were assumed to be satisfactory evidence upon which the final conclusion of value was based;

•	Any sketches, plats, diagrams or previous surveys appearing in the report were only for the purpose of assisting the reader in visualizing the property;

•	Ownership and management were assumed to be competent and in responsible hands;

•	CBRE did not assume responsibility for the accuracy of any information identified as being furnished or prepared by others, and such information was assumed to be reliable;

•	It was assumed that there were no substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials in existence or present on or in the property;

•	No consideration was given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the property; and

•	CBRE assumed the accuracy of the square footage and unit mix as indicated on the rent roll and marketing brochures that were provided to CBRE.
     Availability of Appraisal Report. You may obtain a full copy of CBRE’s appraisal upon request, without charge, by contacting the Information Agent at one of the addresses or the telephone number on the back cover of this Offer to Purchase. Copies of the appraisal for the property are also available for inspection and copying at the principal executive offices of the partnership during regular business hours by any interested unitholder or his or her designated representative at his or her cost. In addition, a copy of the appraisal has been filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO and is available on the SEC’s site on the World Wide Web at http://www.sec.gov.
10. Position of the General Partner of Your Partnership With Respect to the Offer
     The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in the offer. The general partner of your partnership makes no recommendation with respect to the offer for the following reasons:
•	The offeror is our affiliate and desires to purchase units at a low price, and you desire to sell the units at a high price. As an affiliate of the offeror, the general partner of your partnership has an indirect financial interest in the offer;

•	Tendering units pursuant to the offer would increase the voting power of Aimco and its affiliates, including the voting power with respect to the removal of the general partner of your partnership. A decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to the general partner of your partnership for managing your partnership and to the general partner’s affiliates for managing the partnership; and

•	The general partner is unable to make a recommendation because each limited partner’s circumstances may differ from those of other limited partners. These circumstances, which would impact the desirability of tendering units in the offer, include a limited partner’s financial position, his need or desire for liquidity, other financial opportunities available to him, and his tax position and the tax consequences to him of selling his units.
     You must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. Without quantifying or otherwise attaching any particular weight to any of the following factors or information, you may want to consider the following:
•	The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them;

•	The offer price of $104 per unit;

•	For purposes of calculating our offer price, we assumed that your partnership’s property has a value of $16,000,000, which is approximately 9% lower than the value ascribed to the property in an appraisal that was completed in July 2007;

•	The property value that we used to compute our offer price may be lower than its current fair market value;

•	The prices at which the units have recently sold, to the extent such information is available;

•	The trading market for your units may not be a reliable measure of value;

•	An analysis of possible alternative transactions, including a property sale, or a liquidation of the partnership;

•	The financial condition and results of operations of your partnership; and

•	The fact that if your partnership were sold—as opposed to continuing—the general partner (which is our affiliate) and the property manager (which is our affiliate) would not receive the substantial fees they currently receive.
     You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.
     Neither the general partner of your partnership nor its affiliates have any plans or arrangements to tender any units. Except as otherwise provided in “The Offer — Section 12. Future Plans of the Purchaser,” the general partner does not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership’s assets; or any changes in your partnership’s present capitalization, indebtedness or distribution policies. The general partner of your partnership and its affiliates will not recognize gain or loss for U.S. federal income tax purposes in connection with this offer. For information relating to certain relationships between your partnership and its general partner, on one hand, and Aimco and its affiliates, on the other, and conflicts of interests with respect to the tender offer, see “The Offer — Section 9. Background and Reasons for the Offer” and “— Section 11. Conflicts of Interest and Transactions with Affiliates.” See also “The Offer — Section 9. Background and Reasons for the Offer—Comparison of Offer Price to Alternative Consideration” for certain information regarding transactions with respect to units of your partnership.
11. Conflicts of Interest and Transactions with Affiliates
     Conflicts of Interest with Respect to the Offer. The general partner of your partnership is an affiliate of Aimco. As a result, the general partner has substantial conflicts of interest with respect to the offer. As a consequence of our ownership of units, we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to the general partner of your partnership for managing your partnership. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. Such conflicts of interest in connection with the offer differ from those conflicts of interest that exist in connection with the general partner’s management of your partnership. Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units in the offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.
     Conflicts of Interest That Currently Exist for Your Partnership. Conflicts of interest exist between the general partner of your partnership and its affiliates (including us), on the one hand, and you and the other limited partners of the partnership, on the other. The directors and officers of your general partner have fiduciary duties to manage the general partner in a manner beneficial to its stockholder, which is an affiliate of Aimco. At the same time, the general partner of your partnership has fiduciary duties to manage your partnership in a manner beneficial to all of the limited partners. Such conflicts of interest might arise in the following situations, among others:
•	The partnership pays fees and reimburses expenses to the general partner and its affiliates for costs incurred in managing and operating the partnership and its property. We and the general partner received total fees and reimbursements (excluding property management fees) of approximately $106,000 in 2004, $133,000 in 2005 and $296,000 in 2006. Total fees and reimbursements (excluding property management fees) for the nine months ended September 30, 2007 were approximately $210,000. The property manager is entitled to receive five percent of gross receipts from the partnership’s property for providing property management services. It received management fees of approximately $86,000 in 2004, $96,000 in 2005 and $102,000 in 2006. Management fees for the nine months ended September 30, 2007 were approximately $79,000. We have no current intention of changing the fee structure for your general partner or the manager of your partnership’s property.

•	In determining to sell a property owned by your partnership, the general partner takes into consideration, among other factors: (i) Aimco’s objectives, including its liquidity needs and its relative desire to retain or dispose of properties within its entire portfolio, including the property owned by your partnership, and (ii) the investment objectives of your partnership. See “The Offer — Section 13. Certain Information Concerning Your Partnership—Investment Objectives and Policies; Sale or Financing of Investments.”

•	Decisions of the general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional interests and reserves in any quarter will affect whether or the extent to which there is available cash to make distributions in a given quarter.
     Competition Among Properties. Because Aimco and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that Aimco may acquire properties in general market areas where your partnership’s property is located. We believe that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing Aimco’s properties, we will attempt to reduce conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer’s needs.
     Future Offers. We are not obligated to make another tender offer for units in your partnership. We have no current plans to conduct future tender offers for the units in your partnership, but our plans may change based on future circumstances, including tender offers made by third parties. Any such future offers that we make could be at prices that are more or less than the current offer price.
     Transactions with Affiliates. Your partnership has no employees and is dependent on the general partner and us for the management and administration of all partnership activities. The partnership agreement provides for certain payments to us for services and reimbursement of certain expenses incurred by us on behalf of the partnership.
     We and the general partner of your partnership are entitled to receive 5% of gross receipts from all of the partnership’s properties for providing property management services, and received management fees of approximately $86,000 in 2004, $96,000 in 2005 and $102,000 in 2006. Management fees for the nine months ended September 30, 2007 were approximately $79,000. We were eligible to receive reimbursement of accountable administrative expenses amounting to approximately $80,000 in 2004, $91,000 in 2005,

$161,000 in 2006 and $82,000 for the nine months ended September 30, 2007. The portion of these reimbursements included in investment properties is construction management services provided by an affiliate of the general partner of approximately $22,000 in 2004, $34,000 in 2005, $115,000 in 2006 and approximately $42,000 during the nine months ended September 30, 2007.
     In accordance with the partnership agreement, an affiliate of the general partner advanced the partnership approximately $213,000 in 2004, $451,000 in 2005 and $498,000 in 2006 to cover operating expenses and hurricane repair costs at the property. The partnership did not receive any advancements for the nine months ended September 30, 2007. The partnership did not make any payments during the year ended December 31, 2004 on such advances. During the years ended December 31, 2005 and 2006, the partnership repaid approximately $228,000 and $86,000, respectively, which included approximately $15,000 and $42,000 of interest, respectively. During the nine months ended September 30, 2007, the partnership paid approximately $1,016,000 of principal and accrued interest on amounts owed to affiliates. Interest on advances was charged at prime plus 2% (or 9.75% at September 30, 2007). Interest expense was approximately $88,000, $15,000 and $2,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Interest expense was approximately $63,000 for the nine months ended September 30, 2007. At September 30, 2007 there were no outstanding advances or accrued interest.
     The partnership insures its properties up to certain limits through coverage provided by Aimco which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The partnership insures its properties above the Aimco limits through insurance policies obtained by Aimco from insurers unaffiliated with the general partner. During the years ended December 31, 2006, 2005 and 2004, the partnership paid Aimco and its affiliates approximately $47,000, $27,000 and $25,000, respectively, and approximately $65,000 for the nine months ended September 30, 2007 for hazard insurance coverage and fees associated with policy claims administration.
12. Future Plans of the Purchaser
     As described above under “The Offer — Section 9. Background and Reasons for the Offer,” your general partner is our affiliate and, therefore, we have the ability to control the management of your partnership. In addition, we are affiliated with the manager of your partnership’s property. We currently intend that, upon consummation of the offer, we will hold the units acquired and your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.
     Although we are not obligated to do so, we may make future tender offers. However, we have no current plans to conduct future tender offers for units in your partnership. We may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the Aimco Operating Partnership or other consideration. We may consider selling some or all of the units we acquire pursuant to this offer to persons not yet determined, which may include our affiliates. We may also attempt to buy your partnership’s property or attempt to acquire additional units through merger or other consolidation, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.
     Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership’s assets; any changes in composition of your partnership’s senior management or personnel or their compensation; any changes in your partnership’s present capitalization, indebtedness or distribution policy; or any other material changes in your partnership’s structure or business. We or our affiliates may loan funds to your partnership. If any such loans are made, upon default of such loans, we or our affiliates could seek to enforce remedies that are available to us under applicable law. However, we expect that, consistent with your general partner’s fiduciary obligations, the general partner will seek and review opportunities, including opportunities identified by us, to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. As discussed under “The Offer—Section 13. Certain Information Concerning Your Partnership—Investment Objectives and Policies; Sale or Financing of Investments,” the general partner regularly evaluates the real estate and capital markets. The general partner may consider refinancing the partnership’s existing indebtedness to the extent that the general partner is able to obtain a lower interest rate or if such indebtedness is approaching maturity. Furthermore, in the event that the general partner receives an attractive offer for your partnership’s property, the general partner would give due consideration to such an offer.

     We have been advised that the possible future transactions the general partner might consider on behalf of your partnership include: (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the partnership. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to its limited partners, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted by the partnership agreement. Limited partners may vote on a liquidation, and if we acquire a substantial number of units in this offer, we and our affiliates will be able to significantly influence or control the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.
     We have been advised that the general partner has considered the possibility of redeveloping Presidential House Apartments in the future. If such redevelopment were to occur, it is possible that the fair market value and net operating income of the property would increase, and the value of your units would therefore increase. During the course of any such redevelopment, however, your partnership would likely be unable to rent units as they come under construction, which could result in significant lost revenue for your partnership. There is no assurance as to when or whether any such redevelopment of Presidential House Apartments will occur.
13. Certain Information Concerning Your Partnership
     General. Your partnership was organized on November 2, 1983 under the laws of the State of New York. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of investing in, acquiring, improving, holding, maintaining, managing, operating, leasing, selling, disposing of and otherwise dealing with real estate improvements, and to engage in any and all activities related or incidental thereto. Your partnership’s investment portfolio currently consists of one residential apartment complex. Your partnership has 765 limited partners as of November 14, 2007. The general partner of your partnership is DBL Properties Corporation, which is an affiliate of Aimco. Our affiliate serves as manager of the property owned by your partnership.
     There are 37,273 units outstanding, which are held of record by 765 limited partners as of November 14, 2007. The general partner’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and our telephone number is (864) 239-1000.
     For additional information about your partnership, please refer to its annual report, particularly Item 2 of Form 10-KSB, which contains detailed information regarding the property owned, including mortgages, rental rates and taxes. In addition, your partnership is subject to the information and reporting requirements of the Exchange Act and information about your partnership can be obtained in the same manner as information can be obtained about us, as set forth in “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates.”
     Investment Objectives and Policies; Sale or Financing of Investments. In general, your general partner (which is our affiliate) regularly evaluates the partnership’s property by considering various factors, such as the partnership’s financial position and real estate and capital markets conditions. The general partner monitors a property’s specific locale and sub-market conditions (including stability of the surrounding neighborhood), evaluating current trends, competition, new construction and economic changes. It oversees the operating performance of the property and continuously evaluates the physical improvement requirements. In addition, the financing structure for the property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold the partnership property. Although the future operating results of your partnership and future sales price of the property owned by your partnership are uncertain, the operating performance of your partnership’s property may improve in the future or the private resale market for properties could improve over time, which, in turn, may result in higher property values, making a sale of your partnership’s property a more attractive option in the future. Such values, however, are also a function of the interest rate environment at the time. Another significant factor considered by your general partner is the likely tax consequences of a sale of a property for cash. Such a transaction would likely result in tax liabilities for many limited partners.
     Term of Your Partnership. Under your partnership’s agreement of limited partnership, the term of the partnership will continue until December 31, 2032, unless sooner terminated as provided in the agreement or by law.
     Capital Replacements. Your partnership has an ongoing program of capital improvements, replacements and renovations, including plumbing enhancements, office computers, air conditioning replacements, electrical, fire safety, elevator repair, swimming pool improvements, and appliance and floor covering replacements, and other replacements and renovations in the ordinary course of business. The capital expenditures will be incurred only if cash is available from operations, partnership reserves or advances from an affiliate of the general partner. Although there can be no assurance as to the effect of capital expenditures on the future performance of the property, these expenditures are expected to improve the desirability of the property to tenants.
     During the nine months ended September 30, 2007, the partnership completed approximately $420,000 of capital improvements at Presidential House Apartments, consisting primarily of electrical breakers, water heaters, cabinets, appliances and floor covering replacements, and ground lighting. These improvements were funded from operating cash flow and insurance proceeds.
     The partnership regularly evaluates the capital improvement needs of the property. While the partnership has no material commitments for property improvements and replacements, certain routine capital expenditures are anticipated during 2007. Such capital expenditures will depend on the physical condition of the property as well as anticipated cash flow generated by the property. Capital improvements will be incurred only to the extent cash is available from operations, partnership reserves or advances from an affiliate of the general partner. To the extent that capital improvements are completed, the partnership’s distributable cash flow, if any, may be adversely affected at least in the short term.
     Competition. There are other residential properties within the market area of your partnership’s property. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership’s property and the rents that may be charged for such apartments. While Aimco is a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, we believe Aimco is one of the largest owners and managers of multifamily apartment properties in the United States.
     Financial Data. The selected financial information for your partnership set forth below for the nine months ended September 30, 2007 and 2006 is based on unaudited financial statements. The selected financial information of your partnership set forth below for the years ended December 31, 2006, 2005 and 2004 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership” in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 2006 and the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007. These reports and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

	For the Nine Months Ended			For the Year Ended
	September 30,			December 31,
	2007	2006	2006	2005	2004
	(unaudited)
		(in thousands, except per unit data)
Operating Data:
Total Revenues	1,646	1,583	2,341	1,912	1,765
Income from Continuing Operations	493	556	540	118	160
Net income	493	556	540	118	160
Income from Continuing Operations per limited partnership unit	13.09	14.76	14.35	3.14	4.24
Net income per limited partnership unit	13.09	14.76	14.35	3.14	4.24
Distributions per limited partnership unit	129.72	—	—	—	—
Ratio of earnings to fixed charges	232.41%	261.51%	217.36%	129.37%	140.26%

Balance Sheet Data:
Cash and Cash Equivalents	178	320	178	38	99
Real Estate, Net of Accumulated Depreciation	3,370	3,137	3,097	2,705	2,150
Total Assets	4,023	3,818	3,590	3,059	2,600
Notes Payable	10,187	4,743	4,693	4,888	5,070
General Partners’ Capital	57	53	52	47	46
Limited Partners’ Deficit	(6,636)	(2,274)	(2,289)	(2,824)	(2,941)
Partners’ Deficit	(6,579)	(2,221)	(2,237)	(2,777)	(2,895)
Total Distributions	(4,835)	—	—	—	—
Book value per limited partnership unit	(178.04)	(61.01)	(61.41)	(75.77)	(78.90)

Net increase (decrease) in cash and cash equivalents	—	282	140	(61)	(23)
Net cash provided by operating activities	398	332	250	544	188

     Description of Property. The following shows the location, the date of purchase, the nature of your partnership’s ownership interest in and the use of your partnership’s property as of December 31, 2006.

Property	Date of Purchase	Type of Ownership	Use
Presidential House Apartments North Miami Beach, Florida	10/22/84	Fee ownership subject to first and second mortgages	Apartment 203 units
     Accumulated Depreciation Schedule. The following shows the gross carrying value and accumulated depreciation of your partnership’s property as of December 31, 2006 (with dollar amounts in thousands).

	Gross Carrying	Accumulated		Method of
Property	Value	Depreciation	Depreciable Life	Depreciation	Federal Tax Basis
	(in thousands)				(in thousands)
Presidential House Apartments	$9,766	$6,669	5-31.5 yrs	S/L	$2,801
     Schedule of Mortgages. The following shows certain information regarding the outstanding mortgages encumbering your partnership’s property as of September 30, 2007 (with dollar amounts in thousands).

	Principal Balance				Principal
	At September 30,		Period	Maturity	Balance Due At
Property	2007	Interest Rate (1)	Amortized (2)	Date	Maturity
	(in thousands)				(in thousands)
Presidential House Apartments
1st mortgage	$4,537	7.342%	13 yrs	7/01/20	$3,661
2nd mortgage	5,650	5.93%	11 yrs	7/01/18	4,625
Total	$10,187				$8,286

(1)	Fixed rate mortgages.

(2)	Monthly payments of principal and interest at a fixed rate.
     On August 31, 2007 the partnership obtained an additional mortgage loan in the principal amount of $5,650,000 on the property. The second mortgage bears interest at 5.93% per annum and requires monthly payments of principal and interest of approximately $34,000 beginning October 1, 2007, through the July 1, 2018 maturity date. The additional mortgage has a balloon payment of approximately $4,625,000 due at maturity. If no event of default exists at maturity, the maturity date will automatically be extended for one additional year, to July 1, 2019, during which period the additional mortgage would bear interest at the one-month LIBOR rate plus 250 basis points and would require monthly payments of principal and interest. The partnership may prepay the additional mortgage at any time with 30 days written notice to the lender subject to a prepayment penalty. As a condition of the loan, the lender required us to guarantee the obligations and liabilities of the partnership with respect to the new mortgage financing.
     In connection with the additional mortgage loan, the partnership also agreed to certain modifications on the existing first and second mortgage loans encumbering the property. The modification includes consolidating the existing loans, an interest rate of 7.342% per annum, monthly payments of principal and interest of approximately $31,000, commencing October 1, 2007, through the maturity of July 1, 2020, at which time a balloon payment of approximately $3,661,000 is due. The previous terms for the first mortgage were an interest rate of 7.96% per annum through the maturity date of July 1, 2020 and monthly payments of approximately $35,000 through the maturity date, at which date the loan was scheduled to be fully amortized. The previous terms for the second mortgage were an interest rate of 5.55% per annum through the maturity date of July 1, 2020 and monthly payments of approximately $11,000 through the maturity date, at which date the loan was scheduled to be fully amortized. The partnership may prepay the modified mortgage loan at any time subject to a prepayment penalty. As a condition of the loan, the lender required us to guarantee the obligations and liabilities of the partnership with respect to the modified loan.
     Average Rental Rates and Occupancy. The following shows the average rental rates and occupancy percentages for your partnership’s property during the periods indicated.

	Average Annual Rental Rates per Unit		Average Occupancy
Property	2006	2005	2006	2005
Presidential House Apartments	$10,526	$9,442	96%	98%
     Property Management. Your partnership’s property is managed by one of our affiliates. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership’s property, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.
     Distributions. The following table shows, for each of the years indicated, the distributions paid per unit of limited partnership interest for such years.

Year Ended December 31	Amount
2004	$—
2005	$—
2006	$—
2007 (through September 30)	$129.72	(1)

(1)	Distributions consist of financing proceeds from the August 2007 financing and modification of the first and second mortgage at the property.
     Compensation Paid to the General Partner and its Affiliates. The following table shows, for each of the years indicated, approximate amounts paid to your general partner and its affiliates on a historical basis. The general partner is reimbursed for actual direct costs and expenses incurred in connection with the operation of the partnership. The property manager is entitled to receive fees for transactions involving your partnership and its property and is entitled to receive five percent of the gross receipts from the partnership’s property for providing property management services. See “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates.”

	Partnership	Property
	Fees and	Management
Year	Expenses	Fees
2004	$106,000	$86,000
2005	$133,000	$96,000
2006	$296,000	$102,000
2007 (through September 30)	$210,000	$79,000
     Legal Proceedings. From time to time, your partnership may be a party to a variety of legal proceedings related to its ownership of the property which arise in the ordinary course of business.
     Beneficial Ownership of Interests in Your Partnership. We and our affiliates collectively have voting and dispositive power with respect to 18,633 limited partner units, or 49.99% of the total outstanding limited partner units of your partnership, along with an approximate 1% general partner interest held by the general partner. Except as set forth in this Offer to Purchase, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies. See “The Offer — Section 9. Background and Reasons for the Offer—Prior Tender Offers and Private Purchases.”
     Additional Information Concerning Your Partnership. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership’s most recent SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
     The above discussion relating to capital expenditures at the property and valuation of the property is forward-looking information developed by the general partner. These expectations incorporated various assumptions including, but not limited to, revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, and working capital levels. While the general partner deemed such expectations to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the results will actually occur. Any estimate of the future performance of a business, such as your partnership’s business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.
14. Voting Power
     Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership’s agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership’s assets. We and our affiliates own 18,633 units, or 49.99% of the total outstanding units of your partnership. Because we and our affiliates own 49.99% of the outstanding units and control your partnership’s general partner, we have the ability to significantly influence the outcome of any votes of the partners. See “The Offer — Section 7. Effects of the Offer.”
15. Source of Funds
     We expect that approximately $271,336 will be required to purchase all of the limited partnership units that we are seeking in this offer exclusive of fees and expenses. For more information regarding fees and expenses, see “The Offer — Section 19. Fees and Expenses.”
     In addition to this offer, we intend to make concurrent offers to acquire interests in several other limited partnerships. If such transactions were fully subscribed for cash, we would be required to pay approximately $2.7 million for such units. If for some reason we did not have such funds available, we might extend these offers for a period of time sufficient for us to obtain additional funds, or we could terminate the offers. However, we do not expect these offers to be fully subscribed. Additionally, we believe that we will have sufficient cash on hand and available sources of financing to acquire all units we are offering to purchase pursuant to these offers. At September 30, 2007, we had cash and cash equivalents of approximately $337.5 million, and availability under our revolving loan commitments of approximately $533.8 million. We intend to repay any amounts borrowed to finance the offer out of future working capital.
     We have $650 million of revolving loan commitments with a syndicate of financial institutions. The Aimco Operating Partnership, Aimco and an Aimco subsidiary, AIMCO/Bethesda Holdings, Inc., are the borrowers. The annual interest rate under the revolving loan commitments is based on either LIBOR or a base rate, plus, in either case, an applicable margin. The margin ranges between 1.125% and 1.75% in the case of LIBOR-based loans and between 0% and 0.25% in the case of base rate loans, based upon AIMCO’s leverage ratio. The default rate of interest for the loan is equal to the rate described above plus 3%. The credit facility matures on May 1, 2009.
16. Dissenters’ Rights
     Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.
     No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of the partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, you have the right under your partnership’s agreement of limited partnership to obtain a list of the limited partners in your partnership.
17. Conditions to the Offer
     We will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this Offer to Purchase and at or before the expiration of our offer (including any extension thereof), any of the following shall occur:
•	any change shall have occurred or been threatened in the business, property, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its property, including any fire, flood, natural disaster, casualty loss, or act of God that is adverse to your partnership or the value of your units to us, which change would, individually or in the aggregate, result in an adverse effect on net operating income of more than 10% per year, or a decrease in partners’ capital (or an increase in partners’ deficit) that exceeds 10% of total assets (a “Material Adverse Effect”); or
•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of Aimco’s Class A Common Stock of more than 5.0%, measured from the close of business on the last trading day preceding the date of this offer and the close of business on the last trading day preceding the expiration of this offer, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in LIBOR, or at least a 5.0% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case, measured from the close of business on the last trading day preceding the date of this offer and the close of business on the last trading day preceding the expiration of this offer, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or any other material event which, in either case, could reasonably be expected to affect the extension of credit by banks or other lending institutions, or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	there shall have been threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by us of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any of our affiliates) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as your general partner (which is our affiliate) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on our ability or any of our affiliates to conduct your partnership’s business or own such assets, (iv) seeks to impose material limitations on our ability or any of our affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to unitholders or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, your partnership, any general partner of your partnership, us or any affiliate of our or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, directly or indirectly, results in any of the consequences referred to in clauses (i) through (v) of the immediately preceding paragraph; or

•	a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership; or

•	there shall have occurred any event, circumstance, change, effect or development that, individually or in the aggregate with any other events, circumstances, changes, effects or developments, has had an adverse effect on our financial condition in an amount in excess of $10,000,000, which does not result from actions or inactions by us or our affiliates; or

•	the offer to purchase may have an adverse effect on Aimco’s status as a REIT; or

•	there would be 320 or fewer unitholders outstanding as a result of the consummation of the offer.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions; provided, however, that we may not assert a condition which has not been satisfied solely as a result of our own actions or inactions. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances. If we waive any of the conditions to the offer with respect to the tender of a particular unit, we will waive such condition with respect to all other tenders of units in this offer as well. All conditions to our offer will be satisfied or waived on or before the expiration of our offer. We will not waive a material condition to the offer on the expiration date. If we waive any material conditions to our offer, we will notify you and, if necessary, we will extend the offer period so that you will have at least five business days from the date of our notice to withdraw your units.
18. Certain Legal Matters
     General. Except as set forth in this Section 18, we are not aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule TO with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.
     Antitrust. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.
     Margin Requirements. The units are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.
     State Laws. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
19. Fees and Expenses
     You will not pay any partnership transfer fees if you tender your units. Except as set forth herein, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained The Altman Group, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and any related legal fees and expenses. The partnership will not be responsible for paying any of the fees or expenses incurred by us in connection with this offer.
     The following is an itemized statement of the aggregate estimated expenses incurred and to be incurred in this offer by us:

Information Agent Fees	$7,500
Legal Fees	30,000
Printing Fees	3,400
Tax and Accounting Fees	1,500
Postage	4,300
Depositary	500

Total	$47,200

  No person has been authorized to give any information or to make any representation on behalf of us not contained herein, or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
     The general partner does not make any recommendation regarding whether you should accept this offer. You are instead encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.
     We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. Your partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about your partnership’s and the general partner’s position concerning our offer, and your partnership may file amendments thereto. The Schedules TO and 14D-9 and any amendments to either Schedule, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in “The Offer — Section 13. Certain Information Concerning Your Partnership.”
     The letter of transmittal and any other required documents should be sent or delivered by each limited partner or such limited partner’s broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.
THE INFORMATION AGENT FOR THE OFFER IS:
THE ALTMAN GROUP, INC.

By Mail:	By Overnight Courier:	By Hand:
P.O. Box 268	1200 Wall Street, 3rd Floor	1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071	Lyndhurst, NJ 07071	Lyndhurst, NJ 07071

For information, please call:
TOLL FREE: (800) 467-0821

ANNEX I
OFFICERS AND DIRECTORS
     The names and positions of the executive officers of Apartment Investment and Management Company (“Aimco”); AIMCO-GP, Inc. (“Aimco-GP”) and DBL Properties Corporation, the general partner of your partnership (the “General Partner”) are set forth below. The directors of Aimco are also set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP. The two directors of Aimco-GP are Terry Considine and Thomas M. Herzog. The directors of the General Partner of your partnership are Harry G. Alcock and Martha L. Long. Unless otherwise indicated, the business address of each executive officer and director is 4582 South Ulster Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer and director is a citizen of the United States of America.

Name	Position
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco

Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco

Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco; Executive Vice President and Director of the General Partner

Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco and the General Partner

Miles Cortez	Executive Vice President, General Counsel and Secretary of Aimco and the General Partner

Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco and the General Partner

Lance J. Graber	Executive Vice President — Aimco Capital Asset Management and Transactions, East, of Aimco; Executive Vice President of the General Partner

Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco and the General Partner

James G. Purvis	Executive Vice President — Human Resources of Aimco

David Robertson	Executive Vice President of Aimco; President and Chief Executive Officer of Aimco Capital; President of the General Partner

Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco and the General Partner

Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco and the General Partner

Martha L. Long	Senior Vice President — Partnership Transactions of Aimco; Director of the General Partner

Stephen B. Waters	Vice President and Principal Financial Officer of the General Partner

James N. Bailey	Director of Aimco
Richard S. Ellwood	Director of Aimco
Thomas L. Keltner	Director of Aimco
J. Landis Martin	Director of Aimco
Robert A. Miller	Director of Aimco
Thomas L. Rhodes	Director of Aimco
Michael A. Stein	Director of Aimco

Name	Principal Occupations for the Last Five Years
Terry Considine	Mr. Considine has been Chairman of the Board and Chief Executive Officer of Aimco since July 1994. Mr. Considine also serves as Chairman of the Board of Directors and Chief Executive Officer of American Land Lease, Inc., another publicly held real estate investment trust. Mr. Considine devotes substantially all of his time to his responsibilities at Aimco.

Jeffrey W. Adler	Mr. Adler was appointed Executive Vice President — Conventional Property Operations in February 2004. Previously he served as Senior Vice President of Risk Management of Aimco from January 2002 until November 2002, when he added the responsibility of Senior Vice President, Marketing. Prior to joining Aimco, from 2000 to 2002, Mr. Adler was Vice President, Property/Casualty for Channelpoint, a software company.

Harry G. Alcock	Mr. Alcock was appointed Executive Vice President and Chief Investment Officer of Aimco in October 1999. Mr. Alcock has had responsibility for acquisition and financing activities of Aimco since July 1994, serving as a Vice President from July 1996 to October 1997 and as a Senior Vice President from October 1997 to October 1999. Mr. Alcock was appointed Director of the General Partner in October 2004 and was appointed Executive Vice President of the General Partner in February 2004.

Timothy J. Beaudin	Mr. Beaudin was appointed Executive Vice President and Chief Development Officer of Aimco and the General Partner in October 2005. Prior to joining Aimco and beginning in 1995, Mr. Beaudin was with Catellus Development Corporation, a San Francisco, California-based real estate investment trust. During his last five years at Catellus, Mr. Beaudin served as served as executive vice president, with management responsibility for development, construction and asset management.

Miles Cortez	Mr. Cortez was appointed Executive Vice President, General Counsel and Secretary of Aimco in August 2001 and of the General Partner in February 2004. Prior to joining Aimco, Mr. Cortez was the senior partner of Cortez Macaulay Bernhardt & Schuetze LLC, a Denver law firm, from December 1997 through September 2001. Mr. Cortez served as President of the Colorado Bar Association from 1996 to 1997 and President of the Denver Bar Association from 1982 to 1983.

Patti K. Fielding	Ms. Fielding was appointed Executive Vice President — Securities and Debt of Aimco in February 2003 and of the General Partner in February 2004. Ms. Fielding was appointed Treasurer of Aimco in January 2005. She is responsible for debt financing and the treasury department. From January 2000 to February 2003, Ms. Fielding served as Senior Vice President — Securities and Debt. Ms. Fielding joined Aimco as Vice President in February 1997.

Scott W. Fordham	Mr. Fordham was appointed Senior Vice President and Chief Accounting Officer of Aimco in January 2007. From January 2006 through December 2006, Mr. Fordham served as vice president and chief accounting officer of Brandywine Realty Trust. Prior to the merger of Prentiss Properties Trust with Brandywine Realty Trust, Mr. Fordham served as senior vice president and chief accounting officer of Prentiss Properties Trust and was in charge of the corporate accounting and financial reporting groups. Prior to joining Prentiss Properties Trust in 1992, Mr. Fordham worked in public accounting with PricewaterhouseCoopers LLP. Mr. Fordham is a certified public accountant.

Name	Principal Occupations for the Last Five Years
Lance J. Graber	Mr. Graber has been Executive Vice President — Aimco Capital Asset Management and Transactions, East, since October 1999 and focuses on transactions related to Aimco Capital’s portfolio of affordable properties in the eastern portion of the country. Mr. Graber was appointed Executive Vice President of the General Partner in February 2004. Prior to joining Aimco, Mr. Graber was a Director at Credit Suisse First Boston from 1994 to May 1999.

Thomas M. Herzog	Mr. Herzog was appointed Executive Vice President of Aimco and the General Partner in July 2005 and Chief Financial Officer in November 2005. In January 2004, Mr. Herzog joined Aimco as Senior Vice President and Chief Accounting Officer. Prior to joining Aimco, Mr. Herzog was at GE Real Estate, serving as Chief Accounting Officer & Global Controller from April 2002 to January 2004 and as Chief Technical Advisor from March 2000 to April 2002. Prior to joining GE Real Estate, Mr. Herzog was at Deloitte & Touche LLP from 1990 until 2000.

James G. Purvis	Mr. Purvis was appointed Executive Vice President — Human Resources of Aimco in February 2003 and of the General Partner in February 2004. Prior to joining Aimco, from October 2000 to February 2003, Mr. Purvis served as the Vice President of Human Resources at SomaLogic, Inc. a privately held biotechnology company in Boulder, Colorado. From July 1997 to October 2000, Mr. Purvis was the principal consultant for O(3)C Global Organization Solutions, a global human resources strategy and technology consulting company based in Colorado and London.

David Robertson	Mr. Robertson has been Executive Vice President of Aimco since February 2002 and President and Chief Executive Officer of Aimco Capital since October 2002. Prior to joining Aimco, from 1991 to 1996, Mr. Robertson was a member of the investment-banking group at Smith Barney. Since February 1996, Mr. Robertson has been Chairman of Robeks Corporation, a privately held chain of specialty food stores.

Robert Y. Walker, IV	Mr. Walker has served as Executive Vice President and Conventional Operations Chief Financial Officer of Aimco and the General Partner since January 2007. Mr. Walker was appointed Senior Vice President of Aimco in August 2005 and became the Chief Accounting Officer of Aimco in November 2005. From June 2002 until he joined Aimco, Mr. Walker served as senior vice president and chief financial officer at Miller Global Properties, LLC, a Denver-based private equity, real estate fund manager. From May 1997 to June 2002, Mr. Walker was employed by GE Capital Real Estate, serving as global controller from May 2000 to June 2002.

Martha L. Long	Martha L. Long has been with Aimco since October 1998 and has served in various capacities. From 1998 to 2001, she served as Senior Vice President and Controller of Aimco and the General Partner. During 2002 and 2003, she served as Senior Vice President of Continuous Improvement. Ms. Long has been a Director and Senior Vice President of the General Partner since February 2004.

Stephen B. Waters	Mr. Waters was appointed Vice President of the General Partner in April 2004. Mr. Waters is also the Principal Financial Officer of the General Partner. Mr. Waters previously served as a Director of Real Estate Accounting since joining Aimco in September 1999. Mr. Waters has responsibilities for real estate and partnership accounting with Aimco.

Name	Principal Occupations for the Last Five Years
James N. Bailey	Mr. Bailey was first elected as a Director of Aimco in June 2000 and is currently Chairman of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation and Human Resources Committees. Mr. Bailey co-founded Cambridge Associates, LLC, an investment consulting firm, in 1973 and currently serves as its Senior Managing Director and Treasurer. He is also a director of The Plymouth Rock Company, SRB Corporation, Inc., Direct Response Corporation and Homeowners Direct Company, all four of which are insurance companies. In addition, he is a director of Getty Images, Inc., a publicly held company. He has also been a member of a number of Harvard University alumni affairs committees, including, the Overseers Nominating Committee and The Harvard Endowment Committee. Mr. Bailey is a member of the Massachusetts Bar and the American Bar Associations.

Richard S. Ellwood	Mr. Ellwood was first elected as a Director of Aimco in July 1994. Mr. Ellwood is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Ellwood was the founder and President of R.S. Ellwood & Co., Incorporated, which he operated as a real estate investment banking firm until December 31, 2004. Prior to forming his firm, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of Felcor Lodging Trust, Incorporated, a publicly held company.

Thomas L. Keltner	Mr. Keltner was first elected as a Director of Aimco in April 2007. Mr. Keltner is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. In March 2007, Mr. Keltner became the Executive Vice President and Chief Executive Officer — Americas and Global Brands for Hilton Hotels Corporation. Mr. Keltner joined Hilton Hotels Corporation in 1999 and has served in various roles. Mr. Keltner has more than 20 years of experience in the areas of hotel development, acquisition, disposition, franchising and management. Prior to joining Hilton Hotels Corporation, from 1993 to 1999 Mr. Keltner served in several positions with Promus Hotel Corporation, including President, Brand Performance and Development. Before joining Promus Hotel Corporation, he served in various capacities with Holiday Inn Worldwide, Holiday Inns International and Holiday Inns, Inc. In addition, Mr. Keltner was President of Saudi Marriott Company, a division of Marriott Corporation, and was a management consultant with Cresap, McCormick and Paget, Inc.

J. Landis Martin	Mr. Martin was first elected as a Director of Aimco in July 1994 and is currently Chairman of the Compensation and Human Resources Committee. Mr. Martin is a member of the Audit and Nominating and Corporate Governance Committees. Mr. Martin is also the Lead Independent Director of Aimco’s Board. Mr. Martin is the founder of Platte River Ventures LLC, a private equity firm. In November 2005, Mr. Martin retired as Chairman and CEO of Titanium Metals Corporation, a publicly held integrated producer of titanium metals, where he served since January 1994. Mr. Martin served as President and CEO of NL Industries, Inc., a publicly held manufacturer of titanium dioxide chemicals, from 1987 to 2003. Mr. Martin is also a director of Halliburton Company, a publicly held provider of products and services to

Name	Principal Occupations for the Last Five Years
the energy industry and Crown Castle International Corporation. Mr. Martin was a director of Tremont Corporation until February 2003, Special Metals Corporation until December 2003 and Trico Maine Services, Inc. until February 2005.

Robert A. Miller	Mr. Miller was first elected as a Director of Aimco in April 2007. Mr. Miller is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Miller has served as the President of Marriott Leisure since 1997. Prior to Marriott Leisure, from 1984 to 1988, Mr. Miller served as Executive Vice President & General Manager of Marriott Vacation Club International and then as its President from 1988 to 1997. In 1984, Mr. Miller and a partner sold their company, American Resorts, Inc., to Marriott. Mr. Miller co-founded American Resorts, Inc. in 1978, and it was the first business model to encompass all aspects of timeshare resort development, sales, management and operations. Prior to founding American Resorts, Inc., from 1972 to 1978 Mr. Miller was Chief Financial Officer of Fleetwing Corporation, a regional retail and wholesale petroleum company. Prior to joining Fleetwing, Mr. Miller served for five years as a staff accountant for Arthur Young & Company. Mr. Miller is past Chairman of the American Resort Development Association (ARDA) and currently serves as Chairman of the ARDA International Foundation.

Thomas L. Rhodes	Mr. Rhodes was first elected as a Director of Aimco in July 1994 and is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Rhodes is Chairman of National Review magazine where he served as President since November 1992 and as a Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co., was elected a General Partner in 1986 and served as a General Partner from 1987 until November 1992. Mr. Rhodes is Chairman of the Board of Directors of The Lynde and Harry Bradley Foundation and Vice Chairman of American Land Lease, Inc., publicly held real estate investment trust.

Michael A. Stein	Mr. Stein was first elected as a Director of Aimco in October 2004 and is currently the Chairman of the Audit Committee. Mr. Stein is a member of the Compensation and Human Resources and Nominating and Corporate Governance Committees. Mr. Stein is Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. He joined ICOS in January 2001. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Prior to joining Marriott, Mr. Stein spent 18 years at Arthur Andersen LLP, where he was a partner and served as the head of the Commercial Group within the Washington, D.C. office. Mr. Stein serves on the Board of Directors of Getty Images, Inc., a publicly held company, and the Board of Trustees of the Fred Hutchinson Cancer Research Center.

     Questions and requests for assistance or for additional copies of this Offer to Purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.
The Information Agent for offer is:
THE ALTMAN GROUP, INC.
By Mail:
P.O. Box 268
Lyndhurst, NJ 07071
By Overnight Courier:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071.
By Hand:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
For information, please call:
By Telephone:
TOLL FREE: (800) 467-0821
By Fax:
(201) 460-0050